Exhibit 99(a)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at March 31, 2024:

At March 31, 2024
(in millions)
Total short-term borrowings(1)	¥57,618,799
Long-term debt:
Obligations under finance leases	26,371
Unsubordinated debt	34,721,348
Subordinated debt	4,829,767
Obligations under loan securitization transactions	360,081
Debt issuance costs	(15,245)
Total long-term debt	39,922,322
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 12,337,710,920 shares)	2,090,270
Capital surplus	4,636,097
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	9,072,572
Accumulated other comprehensive income, net of taxes	2,221,263
Treasury stock, at cost: 610,482,347 common shares	(614,111)
Total shareholders’ equity	17,645,662
Noncontrolling interests	831,551
Total equity	18,477,213
Total capitalization and indebtedness	¥58,399,535

Note:
(1)Total short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.